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SEC FILE NUMBER
8-70026

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Linden Thomas and Company Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

516 N Tryon Street
(No. and Street)

Charlotte	**North Carolina**	**28202**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deirdre Patten Kowalski	**281-419-6030**	**dpatten@lindenthomas.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC

(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	**Dallas**	**TX**	**75214**
(Address)	(City)	(State)	(Zip Code)

9/22/2009	**3631**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deirdre Patten Kowalski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Linden Thomas and Company Securities, LLC _____, as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMY JORDAN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 04/16/23
NOTARY ID 13197750-1

Signature: _____

Title: _____
CCO/FinOp

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LINDEN THOMAS AND COMPANY SECURITIES LLC
December 31, 2021
AUDITED STATEMENT OF FINANCIAL CONDITION
PUBLIC REPORT

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Linden Thomas and Company Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Linden Thomas and Company Securities, LLC as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Linden Thomas and Company Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Linden Thomas and Company Securities, LLC's management. Our responsibility is to express an opinion on Linden Thomas and Company Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Linden Thomas and Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as Linden Thomas and Company Securities, LLC's auditor since 2017.
Dallas, Texas
March 29, 2022

Linden Thomas and Company Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	120
Due from clearing firm		908,833
Prepaid expenses and other assets		21,160
Clearing firm deposit		100,000
Total Assets	$	1,030,113

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued liabilities	$	1,574
Total Liabilities		1,574

Member's Equity

Member's Equity		1,028,539
Total Liabilities and Member's Equity	$	1,030,113

See notes to financial statements.

Linden Thomas and Company Securities, LLC
Notes to Financial Statement
December 31, 2021

Note 1 – General and Summary of Significant Accounting Policies

General

Linden Thomas and Company Securities, LLC (the "Company") became a registered broker / dealer with the SEC and FINRA on May 11, 2018. The majority of the Company's business is fee-based through its SEC Registered Investment Advisory firm. The broker / dealer's primary focus is on fixed income securities. Clients overlap both business entities.

The Company is wholly owned by Linden Thomas and Company, LLC ("LTC"), which is wholly owned by Mr. Stephen Thomas.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company will not hold customer funds or safe keep customer securities. The Company as an introducing broker/dealer clears all transactions with and for customers on a fully disclosed basis with the clearing firm, who promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customer, maintains and preserves such books and records, pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by the clearing broker/dealer.

Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(b) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased, which are not held for sale in the ordinary course of business.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(c) Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from estimates.

(d) Fair Value of Financial Instruments

Cash, due from clearing firm, and clearing firm deposit are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

(e) Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms that trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Receivables due from the clearing firm are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts.

(f) Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Income taxes are calculated and paid by the member. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(g) Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations.

(h) Clearing Firm Deposit

Under its clearing agreement, the Company is required to maintain a certain level of cash or securities on deposit with a clearing organization. Should the clearing organization suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organization. The Company had $100,000 on deposit as of December 31, 2021 with a clearing organization to meet this requirement

Linden Thomas and Company Securities, LLC
Notes to Financial Statement (cont'd)
December 31, 2021

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $1,007,379 and was $957,379 in excess of its required net capital of $50,000. The Company does have $1,574 in indebtedness, therefore; the ratio between aggregate indebtedness to Net Capital is .16 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

Note 3 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2021, there were no amounts to be indemnified to the clearing brokers.

Cash held is in excess of the SIPC protection of $250,000, crediting a credit risk of approximately $659,000 at December 31, 2021.

Note 4 – Commitments and Contingencies

The Company has no significant commitments or contingencies at December 31, 2021.

Note 5 - Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2021, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Linden Thomas and Company Securities, LLC
Notes to Financial Statement (cont'd)
December 31, 2021

Note 6 – Subsequent Events

We have evaluated all subsequent events through March 29, 2022, the date on which these financial statements were available to be issued and determined that there are no subsequent events to record or disclose.